Mail Stop 4561

June 26, 2009

Justin C. Dearborn
Chief Executive Officer
Merge Healthcare Incorporated
6737 West Washington Street
Milwaukee, WI 53214-5650

> **Re:** **Merge Healthcare Incorporated**
> **Registration Statement on Form S-4**
> **File No. 333-159998**
> **Schedule TO-T filed by Merge Healthcare Incorporated**
> **File No. 5-79690**
> **Filed June 16, 2009**
>
> **Amendment No. 1 to Form S-4**
> **File No. 333-159998**
> **Schedule TO-T/A**
> **File No. 5-79690**
> **Filed June 23, 2009**
>
> **Soliciting Materials filed June 16, 2009**
> **File No. 0-50531**

Dear Mr. Dearborn:

      We have limited our review of the above-referenced filing to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the "Subject to Completion" language from the cover page of your prospectus. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2) on our website www.sec.gov for further guidance.

General

2. Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on our website www.sec.gov for more information. Please confirm to us that Merge Healthcare, Inc. will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Merger Agreement

Representations and Warranties, page 56

3. We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in agreements included as exhibits to your registration statement. Please tell us how you determined that this is consistent with your disclosure obligations, or amend your disclosure, as appropriate. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information.

Conditions to the Offer, page 74

4. You disclose that a condition to the offer is that the prior merger agreement with Bio-Imaging Technologies Inc. has been terminated and no amounts or other obligations are due thereunder. Based on language in the recitals to the Agreement and Plan of Merger and the Schedule 13D/A filed June 2, 2009 by Bio-Imaging Technologies, Inc., it would appear that the prior merger agreement has been terminated. Please revise your disclosure to clarify. Further, disclose the outstanding obligations, if any, owed to Bio-Imaging Technologies, Inc. as of the most recent date.

5. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. Please advise us, with a view toward revised disclosure, of the purpose of the language in the final paragraph on page 75 that suggests any "action or inaction" by Merge Healthcare, Inc. and Merge Acquisition Corp., may constitute a bona fide triggering event for offer conditions.

6. Refer to the last sentence in the final paragraph on page 75 in which you disclose that "[t]he failure of the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted <u>at any time and from time to time</u>" (emphasis added). As you are aware, all conditions, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. Accordingly, please revise to clarify.

7. Please see our previous comment. The language quoted appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to securityholders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify securityholders whether or not you have waived an offer condition.

Selected Historical Consolidated Financial Data

8. Please revise your disclosure to include the ratio of earnings to fixed charges for the periods specified. Refer to Item 1010(c)(4) of Regulation M-A.

Part II

Undertakings, page II-1

9. Please provide the undertakings required by Item 512(a)(5) and (a)(6) of Regulation S-K.

Soliciting Materials filed June 16, 2009

10. In soliciting materials filed on June 16, 2009, you include disclosure regarding forward-looking statements under the caption "Safe Harbor Statement". This

caption appears to reference the safe harbor protections of the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements contained in the referenced federal securities laws do not apply, by their terms, to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please confirm that in all future filings, you will remove the caption "Safe Harbor Statement" or otherwise clarify that the safe harbor protections do not extend to any of the forward-looking statements made in connection with this offer.   See also telephone interpretation I.M.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to me at 202-551-3757.

Sincerely,

Melissa Duru
Special Counsel
Office of Mergers
 and Acquisitions

cc: Via facsimile: 312-984-7700
        Mark A. Harris, Esq.
        McDermott Will & Emery LLP